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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No.5)*

                             U.S. TECHNOLOGIES INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   91272D309
                                 (CUSIP Number)

                           STEPHEN A. BOUCHARD, ESQ.
                          FLEISCHMAN AND WALSH, L.L.P.
                          1400 SIXTEENTH STREET, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 939-7911
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 12, 2000
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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-------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         USV PARTNERS, LLC
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2.       Check the Appropriate Box If A Member Of A Group*  (a) [X]
                                                            (b) [ ]
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3.       SEC Use Only
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4.       Source of Funds

         00
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5.       Check If Disclosure Of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).            [ ]
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6.       Citizenship Or Place Of Organization

         Delaware
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                           7.       Sole Voting Power
                                    52,691,576
Number of                  ----------------------------------------
Shares                     8.       Shared Voting Power
Bene-                                6,366,660
ficially                   ----------------------------------------
Owned                      9.       Sole Dispositive Power
by Each                             59,058,236
Reporting                  ----------------------------------------
Person With:               10.      Shared Dispositive Power
                                    0
-------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

         59,058,236
-------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares                                [ ]
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13.      Percent Of Class Represented By Amount In Row (11)
         42.11%
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14.      Type Of Reporting Person
         OO (limited liability company)
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         C. Gregory Earls
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2.       Check the Appropriate Box If A Member Of A Group*  (a) [X]
                                                            (b) [ ]
-------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------
4.       Source of Funds

         OO
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5.       Check If Disclosure Of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).            [ ]
-------------------------------------------------------------------
6.       Citizenship Or Place Of Organization

         U.S.
-------------------------------------------------------------------
                           7.       Sole Voting Power
                                    53,838,576
Number of                  ----------------------------------------
Shares                     8.       Shared Voting Power
Bene-                               12,685,312
ficially                   ----------------------------------------
Owned                      9.       Sole Dispositive Power
by Each                             66,523,888
Reporting                  ----------------------------------------
Person With:               10.      Shared Dispositive Power
                                    0
-------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

         66,523,888
-------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares                                [ ]
-------------------------------------------------------------------
13.      Percent Of Class Represented By Amount In Row (11)

         46.98%
-------------------------------------------------------------------
14.      Type Of Reporting Person

         IN
-------------------------------------------------------------------


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         The statement on Schedule 13D filed on November 23,1998, as amended by
Amendment No.1 filed on February 22, 1999, Amendment No. 2 filed on April 12, 1999, Amendment No. 3 filed on May 21, 1999 ("Amendment No. 3") and Amendment No. 4 filed on February 2, 2000 (collectively, the "Schedule 13D") on behalf of USV Partners, LLC, a Delaware limited liability company ("USV"), and C. Gregory Earls is hereby amended.

Item 3. Source and Amount of Funds or Other Considerations

         Item 3 of Schedule 13D is hereby amended by adding the following:

         On April 12, 2000, USV used corporate funds to effect the purchase of 125,000 shares of Series A Convertible Preferred Stock, $0.02 par value ("Series A Preferred"), of U.S. Technologies Inc. (the "Issuer") in a private placement transaction for $1,250,000. Also on April 12, 2000, USV used corporate funds to effect the purchase of 2,120 shares of the Issuer's Series C Mandatorily Convertible Preferred Stock, par value $0.02 ("Series C Preferred") for $2,120,000.

Item 5. Interest in Securities of the Issuer

         Item 5 of Schedule 13D is hereby amended by adding the following:

         (a), (b), (c) USV directly owns 6,366,152 shares of common stock, par value $0.02, of the Issuer ("Common Stock"). As previously reported in Amendment No. 3, on May 11, 1999, USV acquired warrants to purchase 500,000 shares of Common Stock ("Warrants"). Promptly after USV was issued the Warrants, USV transferred the Warrants to the Earls Family Limited Partnership. Also, as previously reported in Amendment No. 3, on May 11, 1999, USV purchased 500,000 shares of Series A Preferred. On April 12, 2000, USV purchased from the Issuer an additional 125,000 shares of Series A Preferred in a private placement transaction for $1,250,000. Each share of Series A Preferred is convertible into the number of shares of Common Stock equal to $10 divided by $0.122. Also on April 12, 2000, USV purchased 2,120 shares of Series C Preferred for $2,120,000. Each shares of Series C Preferred is convertible into the number of shares of Common Stock equal to $1000 divided by $1.45. Mr. Earls is the sole member of the manager of USV and the President of the General Partner of the Earls Family Limited Partnership.

         Except as explained below with respect to the Charter Amendment (defined and discussed below), each holder of Series A Preferred is entitled to vote as if converted to Common Stock on all matters that require a vote of the holders of the Issuer's voting capital stock, presently comprised of the Issuer's Common


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Stock, Series A Preferred, the Issuer's Series B Mandatorily Convertible
Preferred Stock, $0.02 par value ("Series B Preferred"), and Series C Preferred. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         USV is the holder of all issued and outstanding shares of Series A Preferred. Under the Certificate of Designations, Rights and Preferences, as amended, setting forth the rights and preferences of the Series A Preferred, USV has the right to convert its shares of Series A Preferred to Common Stock at any time. Upon the conversion of all of the Series A Preferred, USV would be entitled to receive 51,229,508 shares of Common Stock. USV and the Company entered into an agreement, dated March 1, 2000 (the "Waiver Agreement"), whereby USV waived its right to convert its shares of Series A Preferred until an appropriate amendment to the Issuer's Restated Certificate of Incorporation that increases the number of shares of Common Stock that the Issuer is authorized to issue to an amount sufficient for all of the Issuer's outstanding convertible securities, warrants and options to be converted or exercised (the "Charter Amendment"). (The Waiver Agreement was previously filed with the Securities and Exchange Commission as Exhibit 4.6 to the Issuer's Report on Form 10-K for the year ended December 31, 1999.) USV has committed to convert its Series A Preferred shares to Common Stock once the Charter Amendment is effective.

         The terms of the Series B Preferred and the Series C Preferred do not permit the holders thereof to vote on the Charter Amendment, but otherwise permit them to vote as if the Series B Preferred and Series C Preferred were already converted to Common Stock, as previously indicated above. Accordingly, the Charter Amendment will be presented for approval by the holders of outstanding shares of Common Stock and Series A Preferred, voting together as a single class. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         In connection with the Issuer's recent acquisition of E2Enet, Inc. ("E2E"), USV, on behalf of the holders of Series B Preferred (who were the stockholders of E2E before the acquisition), granted Mr. Earls an irrevocable proxy to vote the 6,366,660 shares of Common Stock and the Series A Preferred owned by USV in favor of the Charter Amendment. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." Accordingly, USV, for the benefit of the holders of the Series B Preferred, shares voting power with respect to the Charter Amendment with Mr. Earls for the 6,366,660 shares of outstanding Common Stock owned directly by USV. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."


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         USV's voting power through its ownership of Common Stock and Series A
Preferred and its commitment to vote for the Charter Amendment, all as described above, assures that the Charter Amendment will be approved when presented for stockholder approval. Although it is not presently expected that the Charter Amendment will become effective within sixty days of the date hereof, Mr. Earls, in his capacity as Co-Chairman and Co-Chief Executive Officer of the Issuer, is likely to be in a position at least to influence and certainly to know when the Charter Amendment will be presented to stockholders and, thereafter, become effective. Accordingly, despite the Waiver Agreement, USV and Mr. Earls have assumed, for purposes of this Schedule 13D, that all shares of Series A Preferred, Series B Preferred and Series C Preferred will be converted to Common Stock within sixty days of the date hereof.

         If all of its shares of Series A Preferred and Series C Preferred were converted, USV would directly own and have the sole power to dispose of 59,058,236 shares of Common Stock (52,691,576 shares that it would receive upon conversion of its Series A Preferred and Series C Preferred shares, plus the 6,366,660 of Common Stock it now owns directly) and have the sole power to vote 52,691,576 shares of Common Stock (the shares it would receive upon conversion of its Series A Preferred and Series C Preferred shares). Accordingly, USV beneficially owns 59,058,236 shares of Common Stock, which constitutes 42.11% of the 140,248,958 shares of Common Stock that would be outstanding if all of the shares of Series A Preferred, Series B Preferred and Series C Preferred were converted to Common Stock. Specifically, these 140,248,958 shares consist of the following:

         - the 29,444,278 shares of Common Stock reported as outstanding on the Issuer's report on Form 10-K for the year ended December 31, 1999;

         - the 51,229,508 shares of Common Stock that USV will receive upon the conversion of all of the shares of Series A Preferred it owns;

         - the 56,000,000 shares of Common Stock that the holders of the Series B Preferred will receive upon their mandatory conversion as described below; and

         - the 3,575,172 shares of Common Stock that the holders of the Series C Preferred will receive upon their mandatory conversion as described below.

         By virtue of his position as the sole member of the manager of USV, the power of USV to vote and dispose of the shares of Common Stock it directly owns and would directly own upon the conversion of the shares of Series A Preferred and Series C


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Preferred it owns is exercised through Mr. Earls.  Accordingly,
Mr. Earls may be deemed to be the beneficial owner of all of the 59,058,236 shares of Common Stock beneficially owned by USV.

         Mr. Earls is also the President of the General Partner of the Earls Family Limited Partnership, which holds Warrants to purchase 500,000 shares of Common Stock. Each Warrant is exercisable for one share of Common Stock at a price per share of $1.00 at any time at the option of the holder. Accordingly, the Earls Family Limited Partnership beneficially owns 500,000 shares of Common Stock.

         By virtue of his position as the President of the General Partner of the Earls Family Limited Partnership, the power of the Earls Family Limited Partnership to vote and dispose of the shares of Common Stock it would own directly upon the exercise of the Warrants it holds, is exercised through Mr. Earls. Accordingly, Mr. Earls may be deemed to be the beneficial owner of all of the 500,000 shares of Common Stock beneficially owned by the Earls Family Limited Partnership.

         Mr. Earls also owns a majority of the outstanding voting stock of Equitable Production Funding, Inc., which directly owns 297,000 shares of Common Stock. Accordingly, Mr. Earls is able, directly or indirectly, to direct its voting of its shares of Common Stock, and so beneficially owns the 315,000 shares of Common Stock held by Equitable Production Funding, Inc.

         Mr. Earls is also the beneficial owner of an additional 850,000 shares of Common Stock, which he is entitled to purchase at any time upon the exercise of employee stock options granted to him on November 5, 1999 under the Issuer's 1999 Stock Option Plan. These options carry an exercise price of $0.125 per share, based on the closing sale price of the Common Stock on November 5, 1999, and were fully vested at the time of grant.

         On February 21, 2000, Mr. Earls was granted employee stock options to purchase 250,000 shares of Common Stock. These options carry an exercise price of $0.90 per share and vest pro rata on the first, second and third anniversaries of the grant date. Because these options are not exercisable within 60 days of the date hereof, the shares of Common Stock that may be purchased upon the exercise of such options are not now deemed to be beneficially owned by Mr. Earls.

         In connection with the Issuer's recent acquisition of E2E, James V. Warren, on behalf of the holders of the Series B
Preferred (who were the stockholders of E2E before the acquisition), granted Mr. Earls an irrevocable proxy to vote the 6,318,652 shares of Common Stock that Mr. Warren owns directly in favor of the Charter Amendment. See "Item 6. Contracts,


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Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer." Accordingly, Mr. Earls, for the benefit of the holders of Series B Preferred, shares voting power with respect to the Charter Amendment with Mr. Warren for the 6,318,652 shares of Common Stock owned directly by Mr. Warren. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         Based on the foregoing, Mr. Earls is the beneficial owner of 66,523,888 shares of Common Stock, which constitutes 46.98% of the 141,598,958 shares of Common Stock that would be outstanding, based on the sum of:

         - the 140,248,958 shares of Common Stock that would be outstanding if all of the shares of Series A Preferred, Series B Preferred and Series C Preferred were converted to Common Stock, as calculated above;

         - the 500,000 shares of Common Stock that would be outstanding and owned by the Earls Family Limited Partnership if the Warrants were exercised in full; and

         - the 850,000 shares of Common Stock that would be outstanding and owned by Mr. Earls if he exercised his presently exercisable stock options.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of Schedule 13D is hereby amended by adding the following:

         On April 12, 2000, the Company completed its acquisition of E2E, a privately held Internet incubator company. The terms and conditions for the Company's acquisition of E2E ("the E2E Acquisition") were contained in a definitive acquisition agreement (the "E2E Acquisition Agreement"). The E2E Acquisition Agreement was initially executed on February 21, 2000 and amended on April 5, 2000 to provide for a merger rather than a share exchange. Upon the completion of the E2E Acquisition, E2E became a wholly owned subsidiary of the Issuer.

         When the E2E Acquisition closed, E2E's former stockholders were issued shares of the Issuer's newly created Series B Preferred. Upon their mandatory conversion as described below, the shares of Series B Preferred Stock will be converted into 56,000,000 shares of Common Stock.

         The Issuer agreed, under the E2E Acquisition Agreement, to raise at least $6,250,000 and up to $10,000,000 of new capital funds at or prior to the closing of the E2E Acquisition.


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Accordingly, on the closing date of the E2E Acquisition, the Issuer sold, in two private placement transactions, 125,000 shares of its Series A Preferred to USV at a purchase price of $10 per share and 5,184 shares of its newly created Series C Preferred at a purchase price of $1,000 per share. Of the 5,184 shares of Series C Preferred issued, USV purchased 2,120 shares for $2,120,000.

         The Issuer is required by the E2E Acquisition Agreement to call a meeting of its stockholders to adopt the Charter Amendment, as previously described in item 5 above. Upon the acceptance of the Charter Amendment for filing by the Secretary of State of the State of Delaware, the Series B Preferred and the Series C Preferred will automatically be converted into shares of Common Stock. Pursuant to the Waiver Agreement discussed in Item 5 above, USV has also waived its right to convert its shares of Series A Preferred until such time. USV has committed to convert its Series A Preferred shares once the Charter Amendment is effective.

         Pursuant to the E2E Acquisition Agreement, USV, James V. Warren and Mr. Earls executed a Voting Agreement and Proxy, dated April 12, 2000 (the "Proxy Agreement"), in favor of the Series B stockholders, with respect to the Charter Amendment as previously described in item 3 above. (The Proxy Agreement is attached to this Amendment No. 5 to the Schedule 13D as Exhibit A.)

         As required by the E2E Acquisition Agreement, the Issuer, USV, Mr. Warren, Northwood Ventures LLC and Northwood Capital LLC (together, "Northwood"), and Jonathan J. Ledecky entered into a Voting Agreement, dated April 12, 2000 (the "Voting Agreement"), with respect to the size and composition of the Issuer's Board of Directors. (The Voting Agreement is attached to this Amendment No. 5 to the Schedule 13D as Exhibit B.) Northwood and Mr. Ledecky were E2E stockholders prior to the Issuer's acquisition of E2E. The parties to the Voting Agreement agreed to vote all of their shares of Common Stock, Series A Preferred, Series B Preferred and any and all securities of the Issuer acquired by each of the parties after the date of the Voting Agreement so that:

                  - the number of directors on the Issuer's Board will be fixed at eight; and

                  - the Board will be composed of (i) four directors designated by USV, including Gregory Earls, as Chairman and Chief Executive Officer of the Issuer, (ii) two directors designated by Mr. Ledecky, and (iii) two directors designated by Northwood.


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The Voting Agreement terminates on April 12, 2003.

         As of April 12, 2000, the Issuer, USV and the Issuer's Series B Preferred stockholders (who were the E2E stockholders before the Issuer's acquisition of E2E) entered into an Amended and Restated Registration Rights Agreement ("Registration Rights Agreement"). (The Registration Rights Agreement is attached to this Amendment No. 5 to the Schedule 13D as Exhibit C.) The Registration Rights Agreement is substantially identical to, but replaces, a previous such agreement between the Issuer and USV. Also as of April 12, 2000, the purchasers of the Series C Preferred became parties, by joinder, to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide USV and the other stockholders who are parties to the Registration Rights Agreement certain demand and piggyback registration rights with respect to the Common Stock that they own, including the shares of Common Stock they will receive upon the conversion of the Series A Preferred, Series B Preferred and Series C Preferred they own or pursuant to any stock dividends or splits ("Registrable Securities"). Six months after the date on which the Series B Preferred and Series C Preferred are converted into Common Stock, the demand registration rights will be exercisable an unlimited number of times, but may only be validly exercised pursuant to a request by holders of Registrable Securities that constitute one-third of all of the Registrable Securities. With respect to piggyback registration rights, if the Issuer at any time proposes to register the Issuer's Securities for its own account (excluding specific instances such as registration after an employee stock-based plan)or on behalf of other shareholders of the Issuer, the holders of Registrable Securities have the right to have their Registrable Securities included in such registration. The demand and piggyback registration rights are subject to certain underwriter cut-backs. The Registration Rights Agreement terminates and the registration obligations expire on April 12, 2006.

Item 7. Materials to Be Filed as Exhibits

Exhibit A - Voting Agreement and Proxy, as of April 12, 2000, by and among USV,
            James V. Warren, C. Gregory Earls in favor of holders of the Issuer's Series B Mandatorily Preferred Stock

Exhibit B - Voting Agreement, as of April 12, 2000, by and among the Issuer,
            USV, James V. Warren, Northwood Ventures LLC, Northwood Capital Partners LLC and Jonathan J. Ledecky


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Exhibit C - Amended and Restated Registration Rights Agreement, dated as of
            April 12, 2000, among the Issuer, USV and certain other stockholders of the Issuer (including holders of the Issuer's Series B and Series C Mandatorily Convertible Preferred Stock).


                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: May 9, 2000



                                 USV PARTNERS, LLC
                                 By: USV Management, LLC,
                                     its Manager


                                 /s/ C. Gregory Earls
                                 ----------------------------------------------
                                 By:    C. Gregory Earls
                                 Title: Sole Member



                                 /s/ C. Gregory Earls
                                 ----------------------------------------------
                                 By: C. Gregory Earls


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